SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended

August 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

August 3, 2010

BP AGREES TO SELL COLOMBIAN BUSINESS

TO ECOPETROL AND TALISMAN

BP today announced that it has agreed to sell its oil and gas exploration, production and transportation business in Colombia to a consortium of Ecopetrol, Colombia's national oil company (51 per cent), and Talisman of Canada (49 per cent).

The two companies will pay BP a total of $1.9 billion
in cash
,
subject to customary post-completion price adjustments, f
or 100 per cent of the shares in BP Exploration Company (Colombia) Limited (BPXC), the wholly-owned BP subsidiary company that holds BP's oil and gas exploration, production and transportation interests in Colombia. Subject to regulatory and other approvals, the sale is expected to be completed by the end of the year.

The sale of the Colombian business is part of BP's plan, announced on July 27, to divest up to $30 billion of assets over the next 18 months. On July 20 BP announced that it had agreed to sell assets in the USA, Canada, and Egypt to Apache Corporation for a total of $7 billion, and the company has also recently informed governments in Pakistan and Vietnam that it intends to divest its upstream interests in those countries.

Tony Hayward, BP group chief executive, said: "I am delighted with the price we have achieved for these assets. BP has been involved in Colombia for more than 20 years and played a major role in finding and developing the country's major oilfields. These have contributed significantly to BP's global production over the years. But it now makes sense for the assets to go to owners more willing than BP to invest in their future development."

Under the terms of the agreement, Ecopetrol and Talisman are due to pay BP a cash deposit of $1.25 billion with the balance of payment due on completion of the sale.

BPXC has assets including interests in five producing fields in four association contracts, four separate pipeline interests and two offshore exploration blocks. Net proved reserves total some 60 million barrels of oil equivalent (boe) and BPXC's net production is approximately 25,000 boe a day.

Upstream, BPXC has interests in, and operates, the Tauramena (BP interest 31 per cent), Rio Chitamena (31 per cent), Recetor (50 per cent) and Piedemonte (50 per cent) association contracts, which are due to expire between 2016 and 2020. Producing fields on the licences include the Cusiana oil and gas field, and the Pauto and Florena fields. BPXC also has a 40.56% interest and operatorship of the RC4 and RC5 exploration blocks offshore Cartagena, awarded in 2007.

In the midstream, BPXC has interests in the Cusiana gas processing facility and interests in four pipelines totalling some 1,600 kilometres of crude and 400 kilometres of gas pipelines, including a 24.8 per cent interest in the OCENSA crude oil pipeline.

BPXC employs a total of approximately 470 staff. It is expected that the majority of staff will transfer with BPXC to its new owners.

This agreement does not affect BP's Castrol lubricants business and other downstream oil activities in Colombia.

Barclays Capital acted as sole advisor to BP on this transaction.

Further information
:

BP press office, London: +44 (0)20 7496 4076,
bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  03 August 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary